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SEC FILE NUMBER
001-32358

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
USA Mobility, Inc.

Full Name of Registrant

Former Name if Applicable

6677 Richmond Highway

Address of Principal Executive Office (Street and Number)
Alexandria, Virginia 22306

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported in its current reports on Form 8-K, dated and filed on March 10, 2006 (the "March Form 8-K") and on Form 8-K, dated on April 3, 2006 and filed on April 7, 2006 (the "April Form 8-K"), USA Mobility, Inc. (the "Company" or "we") concluded on April 7, 2006 to restate its financial statements and other financial information for the seven months ended December 31, 2002, for the years 2003 and 2004 and for the interim quarterly periods for 2004 and 2005. We have also identified material weaknesses in the Company's internal control over financial reporting as of December 31, 2004. The Company intends to file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2004, amendments to its Quarterly Reports on Form 10-Q for the first three interim quarterly periods during the year ended December 31, 2005, and the Annual Report on Form 10-K for the year ended December 31, 2005. The purpose of these amended filings will be to restate financial statements and other financial information for the seven months ended December 31, 2002, the years 2003 and 2004, and the interim quarterly periods for 2004 and 2005 and to correct certain errors identified and reported in the March Form 8-K and in the April Form 8-K.
Although the management of the Company has been working diligently to complete all the required information for its quarterly report on Form 10-Q for the three months ended March 31, 2006 (the "2006 Form 10-Q"), and while substantial part of the information has been completed as of this date, management is unable, without unreasonable effort or expense, to complete this 2006 Form 10-Q until the restated financial statements, the Form 10-K for 2005 and the internal control over financial reporting assessment and other disclosures for the 2005 Form 10-K have been completed. These restatements will not be completed by May 10, 2006. Management expects to file the 2006 Form 10-Q as soon as practical following the completion of the restatements and the audit of our 2005 financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas L. Schilling - Chief Financial Officer	(703)	718-6600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the year ended December 31, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

USA Mobility, Inc.
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2006	By	Thomas L. Schilling
Chief Financial Officer (Principal Financial Officer)